Exhibit 99.1

ReneSola Power Announces First Quarter 2020

Financial Results

-- Q1 Revenue of $21.2 million Exceeds High End of Guidance

-- Q1 Adjusted EBITDA of $935,000, up from A Loss of $14,000 A Year Ago

Stamford, CT, May 29, 2020 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced its unaudited financial results for the first quarter ended March 31, 2020. ReneSola Power's first quarter 2020 financial results and management commentary can be found by accessing the Company's shareholder letter on the quarterly results page of the Investor Relations section of ReneSola Power's website at: http://ir.renesolapower.com.

ReneSola Power will hold a conference call today to discuss results and to provide an update on the business.

Conference Call Details

ReneSola Power's management will hold a conference call today, May 29, 2020 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Standard Time) to discuss financial results.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4498215

A replay of the conference call may be accessed by phone at the following numbers until June 12, 2020. To access the replay, please reference the conference ID 4498215.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 8009-63117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

A webcast of the conference call will be available on ReneSola Power’s website at http://ir.renesolapower.com.

About ReneSola Power

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola Power (NYSE: SOL) is an international leading brand of solar project developer. Leveraging its global presence and solid experience in the industry, ReneSola Power is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com